SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

ambev

EARNINGS CALL

1Q25


ORIGINAL

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the first quarter of 2025 (1Q25). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the first quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the first quarter of 2024 (1Q24). Values in this release may not add up due to rounding.


STELLA ARTOIS
Budweiser
ZERO
mike

MISSION

1. NO DISRUPTION
2. MAINTAIN MOMENTUM
3. BUILD A STRONGER COMPANY

SOLID START

ambev

- Resilient top line
- +0.7% volume growth
  +6% NR/hl increase
- +150 bps gross mg expansion
- Double-digit EBITDA growth
  +180 bps EBITDA mg expansion
- Virtually flat net income

GROWTH STRATEGY


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS


1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM
3
OPTIMIZE OUR BUSINESS

- Volumes growth in half of our main markets
- Core segment in line/above industry
- Above core brands up high-single digits
- Non-alcoholic beer up mid-thirties
- Megabrands up mid-single digits


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

BEES

- Monthly buyers up high-single digits
- SKU/POC up low-single digits
- Marketplace GMV up 60%
- Marketplace buyers up low teens

Zé Delivery

- ~17M orders (+5% vs LY)
- Higher RGB & premium mix
- Consumer survey for inno development


3
OPTIMIZE OUR BUSINESS
1
LEAD AND GROW THE CATEGORY
2
DIGITIZE AND MONETIZE OUR ECOSYSTEM

- 10th consecutive quarter EBITDA growth & mg expansion
- R$ 1.2 billion cash flow from operating activities
- EPS slight growth
- FX and commodity pressures from Q2 on

ambev



CANADA

6% EBITDA contribution

+13.4% EBITDA

+300 bps EBITDA Mg

CAC

(Central America & Caribbean)

15% EBITDA contribution

+1.3% EBITDA

+90 bps EBITDA Mg

BRAZIL BEER

49% EBITDA contribution

+10.8% EBITDA

+250 bps EBITDA Mg

LAS

(Latin America South)

22% EBITDA contribution

+26.5% EBITDA

+190 bps EBITDA Mg

BRAZIL NAB

9% EBITDA contribution

+8.6% EBITDA

-70 bps EBITDA Mg

ambev

BRAZIL ALL TIME HIGH VOLUMES FOR A Q1


VOLUME BR BEER (Mhl)
+0.7%
+3.6%
20.7
20.8
21.6
19.8
22.0
22.1
19.9
20.5
18.9
21.0
18.6
21.5
22.0
22.2
23.0
23.2
Q1 10
Q1 11
Q1 12
Q1 13
Q1 14
Q1 15
Q1 16
Q1 17
Q1 18
Q1 19
Q1 20
Q1 21
Q1 22
Q1 23
Q1 24
Q1 25


VOLUME BR NAB (Mhl)
+3.2%
+6.5%
7.1
6.8
7.3
7.2
7.4
7.2
6.9
6.9
5.6
6.5
6.4
6.5
7.6
8.1
8.7
8.9
Q1 10
Q1 11
Q1 12
Q1 13
Q1 14
Q1 15
Q1 16
Q1 17
Q1 18
Q1 19
Q1 20
Q1 21
Q1 22
Q1 23
Q1 24
Q1 25

BU BRAZIL BEER

1Q25 VS LY
(ORGANIC)

Volume: +0.7%

NR/hl*: +2.4%

EBITDA: +10.8%

Gross mg: +260 bps
EBITDA mg: +250 bps

- Leadership position in above-core
- Premium and super premium up in the twenties
- Budweiser up high teens
- Brahma & Antarctica up mid-single digits
- Non-alcoholic beer up ~40%

* Excluding non-Ambev marketplace products

BU BRAZIL NAB

1Q25 VS LY
(ORGANIC)

Volume: +3.2%

NR/hl: +7.9%

EBITDA: +8.6%
(mg -70 bps)

- Double-digit top-line growth
- Driven by non-sugar CSDs and sports drinks
- Coupled w/ revenue management initiatives
- Estimated market share gains in CSD

BU LAS

1Q25 VS LY (ORGANIC)

Volume: +1.1%

NR/hl*: +18.0%

EBITDA: +26.5% (mg +190 bps)

ARGENTINA

- Beer volumes sequentially better
- Beer industry low-single digit decline
- Estimated stable beer market share
- Improved megabrands brand health

* Excluding non-Ambev marketplace products

BU CAC



1Q25 VS LY (ORGANIC)

Volume: -4.9%

NR/hl*: +5.1%

EBITDA: +1.3% (mg +90 bps)

* Excluding non-Ambev marketplace products

DOMINICAN REPUBLIC

- Cycling toughest comp from last year
- Softer macroeconomic environment
- Price relativity to other alcohol categories

BU CANADA

1Q25 VS LY
(ORGANIC)

Volume: -4.2%

NR/hl*: +2.6%

EBITDA: +13.4%
(mg +300 bps)

- Industry impacted by weather and Easter phasing
- Estimated beer market share gains
- Megabrands volumes up low-single digits

* Excluding non-Ambev marketplace products

ambev



FINANCIAL PERFORMANCE

1. CAPITAL ALLOCATION

2. NET INCOME

3. CASH FLOW GENERATION

CAPITAL ALLOCATION

- Announced **~BRL 2.0 billion intermediary** dividends to be paid in July

- **Total dividends announced in 2025 of BRL 4.0 billion**

NORMALIZED NET INCOME

ambev


1Q 2025
+0.1%
3.82
0.91
-0.08
-0.45
0.01
-0.38
3.82
NORMALIZED NET INCOME Q1 2024
EBITDA
DEPRECIATION AND AMORTIZATION
NET FINANCE RESULTS
NON-CONTROLLING INTEREST
INCOME TAX EXPENSE
NORMALIZED NET INCOME Q1 2025

CASHFLOW

ambev


1Q 2025
28.6
CASH & CASH EQUIVALENTS DEC'24
+68% YOY
1.2
OPERATING
-56% YOY
-0.8
INVESTING
+283% YOY
-8.8
FINANCING
-1.1
EXCHANGE RATES FLUCTUATIONS
19.1
CASH & CASH EQUIVALENTS MAR'25
1Q 2024
16.1
CASH & CASH EQUIVALENTS DEC'23
0.7
OPERATING
-1.8
INVESTING
-2.3
FINANCING
0.1
EXCHANGE RATES FLUCTUATIONS
12.8
CASH & CASH EQUIVALENTS MAR'24

ambev

A SUCCESSFUL JOURNEY BEGINS WITH A SOLID START &

WE'LL KEEP FOCUS ON WHAT WE CAN CONTROL

CORONA
100-YEAR ANNIVERSARY




Budweiser
FIFA CLUB WORLD CUP 2025™
Budweiser
CLUB WORLD CUP 25
FIFA

Q&A


SKOL


BRAHMA
BRAHMA
BRAHMA


Corona
Corona
Extra


Zé
DELIVERY
Zé
DELIVERY


ambev